                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.............)

                          Urban Shopping Centers, Inc.
                           --------------------------
                           (Name of Subject Company)

                          Urban Shopping Centers, Inc.
                           --------------------------
                      (Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share (including the associated preferred share purchase rights)
                         (Title of Class of Securities)

                                  917060 10 5
                     --------------------------------------
                   (CUSIP Number of Each Class of Securities)

                              Matthew S. Dominski
                          Urban Shopping Centers, Inc.
                     900 North Michigan Avenue, Suite 1500
                            Chicago, Illinois 60611
                                 (312) 915-2000
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                         with copies to:
Edward J. Schneidman      Charles W. Mulaney, Jr.                          Steven J. Gavin
Mayer, Brown & Platt      Skadden, Arps, Slate, Meagher & Flom (Illinois)  Winston & Strawn
190 South LaSalle Street  333 West Wacker Drive, Suite 2100                35 West Wacker Drive
Chicago, Illinois 60603   Chicago, Illinois 60606                          Chicago, Illinois 60601
(312) 782-0600            (312) 407-0700                                   (312) 558-5600

/ / Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.  SUBJECT COMPANY INFORMATION

NAME AND ADDRESS.

    The name of the subject company is Urban Shopping Centers, Inc., a Maryland corporation ("Urban Shopping Centers"). The address of the principal executive offices of Urban Shopping Centers is 900 North Michigan Avenue, Suite 1500, Chicago, Illinois 60611, and its telephone number is (312) 915-2000.

SECURITIES.

    The title of each class of equity securities to which this Solicitation/Recommendation Statement (this "Statement") relates is the
(i) common stock, par value $.01 per share (the "Stock"), (ii) unit voting common stock, par value $.01 per share ("Unit Voting Stock"), (iii) Series A Cumulative Convertible Redeemable Preferred Stock, par value $.01 per share ("Series A Preferred Stock") and (iv) Series B Cumulative Convertible Redeemable Preferred Stock, par value $.01 per share ("Series B Preferred Stock"). Unless the context requires otherwise, references to Stock and Unit Voting Stock shall include the associated preferred share purchase rights of Urban Shopping Centers issued pursuant to the Rights Agreement, dated May 5, 1999, between Urban Shopping Centers and First Chicago Trust Company of New York, as Rights Agent, as amended by Amendment No. 1 thereto dated as of September 25, 2000. As of September 25, 2000, there were 17,781,018 shares of Stock issued and outstanding, 407,935 shares of Unit Voting Stock issued and outstanding, 2,999,400 shares of Series A Preferred Stock issued and outstanding and 773,515 shares of Series B Preferred Stock issued and outstanding; and 904,885 shares of Stock reserved for issuance upon the exercise of outstanding stock options, 9,041,369 shares of Stock reserved for issuance upon the conversion of outstanding common limited partnership interests ("Units") of Urban Shopping Centers, L.P., an Illinois limited partnership in which Urban Shopping Centers is the sole general partner ("Urban L.P."), 1,018,182 shares of Stock reserved for issuance upon the redemption and exchange of outstanding preferred limited partnership interests of Urban L.P., 253,989 shares of Stock reserved for issuance upon redemption and exchange of outstanding incentive units of Urban L.P., 629,500 shares of Stock reserved for issuance pursuant to the incentive stock programs of Urban Shopping Centers, 2,999,400 shares of Stock reserved for issuance upon the redemption and exchange of the outstanding shares of Series A Preferred Stock, 773,515 shares of Stock reserved for issuance upon the redemption and exchange of the outstanding shares of Series B Preferred Stock, 3,278,161 shares of Stock reserved for issuance to certain significant security holders or their affiliates as payment of part or all of the purchase price of interests in certain developed and undeveloped properties in the event that Urban Shopping Centers purchases those interests and 407,935 shares of Stock reserved for issuance upon conversion of the outstanding Unit Voting Stock.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

NAME AND ADDRESS

    The name, business address and business telephone number of Urban Shopping Centers, which is the subject company and the filing person, are set forth in
Item 1 above.

TENDER OFFER

    This Statement relates to the tender offer by Head Acquisition, L.P., a Delaware limited partnership ("Head Acquisition"), an indirect wholly owned subsidiary of Rodamco North America N.V., a company organized under the laws of the Netherlands ("Rodamco"), to purchase all outstanding shares of Stock, Unit Voting Stock, Series A Preferred Stock and Series B Preferred Stock (other than shares of such stock owned by Head Acquisition, Rodamco and their subsidiaries) at a purchase price of $48.00 per share, net to the seller in cash (less any required withholding taxes), without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) herewith, respectively, and are incorporated herein by reference in their entirety. Head Acquisition and Rodamco and their subsidiaries have indicated that they currently do not beneficially own any shares of Stock, Unit Voting Stock, Series A Preferred Stock or Series B Preferred Stock. The Offer is described in a Tender Offer Statement on Schedule TO, dated October 2, 2000 (the "Schedule TO"), which was filed with the Securities and Exchange Commission on October 2, 2000.

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 25, 2000 (the "Merger Agreement"), by and among Rodamco, Hexalon Real Estate, Inc., a Delaware corporation ("Hexalon"), Head Acquisition, Head Acquisition Corp., a Delaware corporation ("Head Acquisition Corp"), Urban Shopping Centers and Urban L.P. Following the completion of the Offer and the satisfaction or waiver of the conditions to the Offer, if Head Acquisition and certain related parties have the right to acquire or otherwise own, at least 90% of the votes entitled to be cast on the Merger (as defined below), Head Acquisition shall assign the right to acquire the shares holding such voting power to Head Acquisition Corp and Head Acquisition Corp shall acquire the Stock, Unit Voting Stock, Series A Preferred Stock and Series B Preferred Stock tendered pursuant to the Offer. If Head Acquisition acquires the Stock, Unit Voting Stock, Series A Preferred Stock and Series B Preferred Stock tendered pursuant to the Offer, it is proposed that Urban Shopping Centers shall merge with and into Head Acquisition, with Head Acquisition surviving and pursuant to which each outstanding share of Stock, Unit Voting Stock, Series A Preferred Stock and Series B Preferred Stock shall be converted into the right to receive $48.00 per share. If Head Acquisition Corp acquires the Stock, Unit Voting Stock, Series A Preferred Stock and Series B Preferred Stock tendered pursuant to the Offer, it is proposed that Head Acquisition Corp shall merge with and into Urban Shopping Centers, with Urban Shopping Centers surviving and pursuant to which each outstanding share of Stock, Unit Voting Stock, Series A Preferred Stock and Series B Preferred Stock shall be converted into the right to receive $48.00 per share (the transaction in the previous two sentences which is consummated being the "Merger"). Immediately following the merger of Head Acquisition Corp with and into Urban Shopping Centers, Urban Shopping Centers shall merge with and into Head Acquisition, with Head Acquisition being the surviving entity. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference in its entirety.

    The Schedule TO states that the principal executive offices of Rodamco are located at Coolsingel 120, Postbus 973 NL-3000 AZ Rotterdam and that the principal executive offices of Hexalon, Head Acquisition and Head Acquisition Corp are located at 950 East Paces Ferry Road, Suite 2275, c/o Hexalon, Atlanta, Georgia 30326.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Information concerning the actual or potential conflicts of interest involving Urban Shopping Centers and its executive officers, directors and affiliates is set forth in Urban Shopping Centers' definitive proxy statement for its Annual Meeting of Shareholders dated March 27, 2000 under the captions "Executive Compensation--Employment Contracts, Termination of Employment and Change-in-Control Arrangement", "Certain Relationships and Related Transactions" and "Security Ownership". A copy of the relevant information from such Proxy Statement is filed as part of Annex B hereto and incorporated by reference herein.

    Additional information concerning the actual or potential conflicts of interest involving Urban Shopping Centers, its executive officers, directors, affiliates and Head Acquisition, its executive officers, general partner and affiliates as a result of entering into the Merger Agreement and the transactions contemplated thereby, including those resulting from the proposed amendment to the Urban L.P. partnership agreement is set forth in "Item 11. Purpose of the Offer and Merger; The Merger Agreement; Other Agreements; Effects of Inability to Consummate the Merger; Statutory Requirements; Appraisal Rights; Plans for Urban" in the Offer to Purchase and is incorporated by reference herein.

    As of September 29, 2000, JMB and its affiliates beneficially owned approximately 42.6% of the voting power of the outstanding securities of Urban Shopping Centers. At the same time that the Merger Agreement was executed, certain limited partners of Urban L.P., including JMB Realty Corporation ("JMB") and certain of its affiliates, agreed to amend the existing Urban L.P. partnership agreement following the Merger. In addition, affiliates of JMB have entered or will enter into certain other agreements and arrangements in connection with the Offer and the Merger, including the following:

    - JMB Properties Company, an Illinois general partnership, entered into a Stock Purchase Agreement as of September 25, 2000 with Urban Shopping Centers and a company affiliated with Rodamco, pursuant to which, at the closing of the Merger, JMB Properties Company will dispose of its common stock in the Urban Management Company (as defined in the Offer to Purchase) in exchange for (i) $2 million and (ii) retention through a newly formed limited liability company of the 95% ownership interest in a land parcel that was originally contributed to Urban Management Company by JMB Properties Company. A copy of the Stock Purchase Agreement is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

    - Upon effectiveness of the Merger, JMB Insurance Agency, Inc. will enter into an Insurance Agreement with Head Acquisition and Urban L.P. pursuant to which JMB Insurance Agency, Inc. would have the opportunity to provide all property casualty insurance brokerage for the Urban L.P. and its subsidiaries for a period of five years following the Merger on terms no less favorable than those which would be obtained from unaffiliated third parties. A copy of the Insurance Agreement is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

    - Pursuant to the Voting Agreement (as defined in the Offer to Purchase), upon effectiveness of the Merger, non-competition agreements currently in effect between Urban Shopping Centers and Mr. Neil G. Bluhm, Mr. Judd D. Malkin (Messrs. Bluhm and Messrs. Malkin being the control persons of JMB), JMB Institutional Realty Corporation and JMB will be terminated. The non-competition agreements would otherwise have terminated in October of 2003 except that, with respect to Messr. Bluhm or Malkin, the agreements would have terminated earlier if at any time such person was no longer a director or officer of Urban Shopping Centers. A copy of the Voting Agreement is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

More-detailed information concerning the foregoing agreements is set forth in "Item 11. Purpose of the Offer and the Merger; The Merger Agreement; Other Agreements; Effects of Inability to Consummate the Merger; Statutory Requirements; Appraisal Rights; Plans for Urban" in the Offer to Purchase and is incorporated herein by reference.

    The Merger Agreement provides that, at the effective time of the Merger, the holder of each outstanding option to purchase Stock or Units granted under Urban Shopping Centers' 1993 Option Plan, whether or not then vested or exercisable, will be paid an amount of cash equal to (A) the product of (i) the number of shares of Stock or Units provided for in the option and (ii) the excess, if any, of $48.00 per share over the exercise price of the option, less (B) any applicable withholding taxes.

    The Merger Agreement also provides that, at the effective time of the Merger, the holder of an earned incentive unit granted under Urban L.P.'s 1996 Incentive Unit Program or earned incentive share granted under Urban Shopping Centers' 1999 Incentive Stock Program or 1999 Supplemental Incentive Stock Program, whether or not then vested, will be paid an amount of cash equal to
(A) the product of (i) the number of earned incentive units and shares (including shares for the 2000 performance year which are deemed earned for this purpose) and (ii) the $48.00 per share, less (B) any applicable withholding taxes.

    Under the terms of Urban Shopping Centers' Senior Executive Parachute Plan, upon the occurrence of a change in control, each employee of Urban Shopping Centers who has been designated an "Eligible Senior Executive" is entitled to receive an amount equal to the sum of the employee's annual base salary and average annual bonus multiplied by 2.99. For this purpose, (i) a change in control includes the time when a person, other than JMB or any of its affiliated entities, owns or controls fifty percent or more of the voting control of the capital stock of Urban Shopping Centers, (ii) annual base salary is the rate in effect immediately prior to the change in control, excluding bonuses, overtime and premium pay, shift differentials, incentive compensation and all other compensation and (iii) average annual bonus equals the average annual cash bonus paid to the participant under Urban Shopping Centers' Bonus Incentive Compensation Plan for the most recent three calendar years preceding the change in control. As a result, this provision will be triggered upon the closing of the Offer. In addition, each participant subject to the plan is entitled to up to $20,000 for personal financial counseling and tax preparation services incurred during or with respect the calendar year in which the change in control occurs. If a participant is terminated within thirty-six months following a change in control, the participant is entitled to be covered under Urban Shopping Centers' health, dental and life insurance plans as in effect at the termination, or a comparable plan, for a period ending on the earlier to occur of the thirty-six month anniversary of the change in control or the participant's employment by a new entity providing comparable benefits. In addition, the Chief Executive Officer of Urban Shopping Centers is entitled to an amount equal to all of the benefits (other than base salary and bonus) provided to the Chief Executive Officer in the calendar year immediately preceding the change in control. Finally, in the event that a tax under
Section 4999 of the Internal Revenue Code is imposed on payments made to a participant in connection with a change in control, each participant is entitled to a payment such that the net amount retained by the participant after payment of the tax and any federal, state and local income or employment taxes on the amounts paid to the participant in respect of the tax equals the amount the participant would have paid had the tax imposed by Section 4999 had not been imposed.

    Pursuant to the provisions of the Merger Agreement regarding the amounts payable with respect to outstanding options, earned incentive units and shares and otherwise payable pursuant to the provisions of the Senior Executive Parachute Plan, the directors and executive officers of Urban Shopping Centers will be entitled to receive, generally on a pre-tax basis, the following estimated amounts:

----------------------------------------------------------------------------------------
NAME                                     TITLE                            AMOUNT
----------------------------------------------------------------------------------------
Neil G. Bluhm          Co-Chairman of the Board of Directors                $         --
----------------------------------------------------------------------------------------
James B. Digney        Director                                                  250,000
----------------------------------------------------------------------------------------
Matthew S. Dominski    Director and Chief Executive Officer                   17,409,000
----------------------------------------------------------------------------------------
Adam S. Metz           President                                               8,017,000
----------------------------------------------------------------------------------------
Susan Getzendanner     Director                                                  250,000
----------------------------------------------------------------------------------------
Judd D. Malkin         Co-Chairman of the Board of Directors                          --
----------------------------------------------------------------------------------------
John E. Neal           Director                                                  176,000
----------------------------------------------------------------------------------------
Phillip B. Rooney      Director                                                   97,000
----------------------------------------------------------------------------------------
John G. Schreiber      Director                                                       --
----------------------------------------------------------------------------------------
Henry T. Segerstrom    Director                                                   97,000
----------------------------------------------------------------------------------------
James L. Czech         Executive Vice President                                4,337,000
----------------------------------------------------------------------------------------
James H. Lyman         Executive Vice President and Chief                      2,981,000
                       Financial Officer
----------------------------------------------------------------------------------------
Joseph M. Shrader      President--Property Management of Urban                 1,662,000
                       Retail Properties Co.
----------------------------------------------------------------------------------------
Ross B. Glickman       President--Leasing of Urban Retail                      3,139,000
                       Properties Co.
----------------------------------------------------------------------------------------
Michael Hilborn        Senior Vice President and General Counsel               2,603,000
----------------------------------------------------------------------------------------

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    RECOMMENDATION OF THE SPECIAL COMMITTEE

    In connection with evaluating the proposed Merger, the board of directors (the "Board of Directors") of Urban Shopping Centers formed a special committee of directors who did not hold Units and who were independent of management and JMB (the "Special Committee"). At a meeting of the Special Committee of the Board of Directors of Urban Shopping Centers held on September 25, 2000, the Special Committee unanimously determined to recommend to the Board of Directors that the Board of Directors approve the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby. In addition, the Special Committee determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, taken together, were fair to, and advisable and in the best interests of Urban Shopping Centers and its stockholders (other than holders of Unit Voting Stock, as to which no determination was made). In considering the recommendation of the Special Committee with respect to the Offer and the Merger, you should be aware that some members of the Board of Directors and management have interests in the Merger that may conflict with the interests of Urban Shopping Centers' stockholders generally. The Special Committee was aware of these interests and considered them, among other matters, in recommending that the Board of Directors approve the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby.

    RECOMMENDATION OF THE BOARD OF DIRECTORS

    At a meeting held on September 25, 2000, the Board of Directors
(i) determined that each of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, taken together, were fair to, advisable and in the best interests of Urban Shopping Centers and its stockholders, and (ii) recommended acceptance and approval by the holders of Stock of the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT THE HOLDERS OF URBAN SHOPPING CENTER'S STOCK, UNIT VOTING STOCK, SERIES A PREFERRED STOCK AND SERIES B PREFERRED STOCK ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER AND APPROVE THE MERGER.

    A letter to the holders of Urban Shopping Center's Stock, Unit Voting Stock, Series A Preferred Stock and Series B Preferred Stock; the Offer to Purchase; a letter to brokers, dealers, commercial banks, trust companies and other nominees; a letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees communicating the recommendation of the Special Committee and the Board of Directors; a summary advertisement, and a press release announcing the Merger Agreement are filed herewith as Exhibits
(a)(1), (a)(4), (a)(5), (a)(6) and (a)(7), respectively, and are incorporated herein by reference.

    The recommendations of the Special Committee and the Board of Directors are based in part on the opinion of Morgan Stanley & Co. Incorporated ("Morgan Stanley") to the Special Committee and the Board of Directors on September 25, 2000, to the effect that, as of such date and based upon the assumptions and qualifications set forth in its opinion, the consideration to be received by the holders of Stock, Unit Voting Stock, Series A Preferred Stock and Series B Preferred Stock, in the aggregate, pursuant to the Merger Agreement was fair from a financial point of view to such holders (other than Hexalon and its affiliates). The full text of the written opinion, which sets forth the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by Morgan Stanley, is attached hereto as Annex A and filed herewith as Exhibit (a)(8) and is incorporated herein by reference. We urge you to read Morgan Stanley's opinion carefully and in its entirety.

REASONS

    BACKGROUND OF THE OFFER

    Information concerning the background of the Offer is set forth in "Item 10. Background of the Offer; Contacts with Urban" in the Offer to Purchase and is incorporated by reference herein.

    REASONS OF THE SPECIAL COMMITTEE

    In recommending that the Board of Directors approve the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, the Special Committee consulted with its legal and financial advisors and considered a number of factors, including the following:

    - TERMS. The financial and other terms and conditions of the Merger Agreement, the Offer, the Merger.

    - FINANCIAL RESULTS AND PROSPECTS. Urban Shopping Centers' financial performance and outlook, based on the directors' familiarity with and review of its assets, business, financial condition, business strategy, results of operations and prospects.

    - CURRENT AND HISTORICAL MARKET PRICE. The relationship of the $48 per share cash consideration offered in the Offer and the Merger to the current market price and the market prices of Stock from the initial public offering in 1993 to date. The Special Committee considered the fact that the Stock had closing prices as high as $36.13 per share and as low as $18.88 per share during this period. The Special Committee also considered the fact that the $48 per share cash consideration offered in the Offer and the Merger represents a premium of approximately 39.4% over the per share closing price of the Stock on September 25, 2000, the last trading day prior to the public announcement of the Merger Agreement.

    - ANALYSES AND FAIRNESS OPINION OF FINANCIAL ADVISOR. The opinion of Morgan Stanley, dated as of September 25, 2000, that, as of that date, based upon the assumptions and qualifications set forth in its opinion, the consideration to be received by holders of shares of Stock, Unit Voting Stock, Series A Preferred Stock and Series B Preferred Stock, in the aggregate, pursuant to the Merger Agreement was fair from a financial point of view to such holders (other than Hexalon and its affiliates). The Special Committee also considered Morgan Stanley's presentation to the Special Committee. In its review of the financial analyses performed by Morgan Stanley, the Special Committee did not weigh each analysis prepared by Morgan Stanley separately, but rather considered all of them taken as a whole.

    - THE CONDITIONAL NATURE OF THE PROPOSAL AND THE TERMS OF THE MERGER AGREEMENT REGARDING A SUPERIOR TRANSACTION PROPOSAL. The Special Committee noted that Rodamco's September 5, 2000 written proposal letter stated that the offer of $48 per share would be withdrawn if it were disclosed to third parties and would expire on September 20, 2000, unless extended. The Special Committee also considered provisions in the Merger Agreement that would allow the Special Committee to consider and, under certain circumstances, pursue an unsolicited alternative proposal from a third party, including the termination provisions, the "no solicitation" provisions, the expenses payable to Hexalon and the conditions precedent to payment of such expenses, and the termination fee payable to Hexalon and the conditions precedent to payment of such termination fee. The Merger Agreement prohibits Urban from soliciting alternative proposals, but does not prohibit Urban Shopping Centers from considering unsolicited proposals, negotiating with the parties submitting such proposals or furnishing such third parties with information about Urban Shopping Centers under certain circumstances. The Merger Agreement permits Urban Shopping Centers, subject to certain conditions and the payment to Rodamco of expenses up to $12.5 million and a termination fee of $37.5 million, to terminate the Merger Agreement if an alternative superior transaction proposal not matched by Hexalon is received from a third party. The Special Committee concluded that the amount of such expenses and fee would not deter a third party from making a transaction proposal that was materially more favorable to Urban Shopping Centers' stockholders.

    - STRUCTURE OF THE TRANSACTION. The transaction is structured to include a first-step cash tender offer for all of the outstanding shares of Stock, Unit Voting Stock, Series A Preferred Stock and Series B Preferred Stock, subject to the condition that a minimum of shares representing two-thirds of the votes entitled to be cast on the Merger are tendered and not withdrawn, which effectively requires holders of a majority of the Stock not held by affiliates of JMB or management to tender their shares in order for the transaction to be completed.

    - FINANCING. There is no financing contingency to Hexalon's obligations to consummate the Offer and the Merger, Hexalon and Rodamco have significant financial resources and the Merger Agreement required that Hexalon and Rodamco provide a bank commitment letter upon execution of the Merger Agreement.

    - ROLE OF THE SPECIAL COMMITTEE IN NEGOTIATING CERTAIN TERMS OF THE PROPOSED TRANSACTION. The Special Committee noted that the Special Committee and its representatives had engaged in arm's-length negotiations with Hexalon and Hexalon's representatives. Among other things, these negotiations resulted in:

       - the Special Committee having the right to engage in negotiations with, and supply information to, a person who makes an unsolicited alternative proposal if the Special Committee determines in good faith that such proposal is more favorable from a financial point of view to Urban Shopping Centers' stockholders than the Offer and Merger;

       - the Special Committee having the right to terminate the Merger Agreement in light of a superior transaction proposal; and

       - a reduction in the expense reimbursement and termination fee sought by Hexalon in the event that the Merger Agreement were to be terminated as a result of a superior transaction proposal.

    - CONFLICTS AND POTENTIAL CONFLICTS OF INTERESTS OF CERTAIN DIRECTORS AND MEMBERS OF MANAGEMENT OF URBAN SHOPPING CENTERS. The Special Committee considered the benefits to JMB affiliates and other limited partners from the amendment to the Urban L.P. partnership agreement and the difference in the tax consequences of the transaction to the limited partners in comparison to Urban Shopping Centers' stockholders. Among such matters, the Special Committee considered the following benefits to the limited partners, consisting primarily of JMB affiliates, in the amendment to the Urban L.P. partnership agreement: (i) a special cash distribution of $38.40 times the number of their outstanding units; (ii) a special allocation in Urban L.P. of 43% of the depreciation on the existing tax basis of properties owned by Urban L.P.; (iii) preferential distributions which equate to approximately 8% on such limited partners' post-Merger partnership interest in Urban L.P. (or approximately $5.8 million per annum); (iv) the maintenance of sufficient nonrecourse liabilities to enable such limited partners to be allocated an amount of liabilities at least equal to the limited partners' aggregate negative capital account balance (taking into account the special cash distribution and other tax items) so that the special cash distribution would be treated as a tax-free distribution to the limited partners. It was the understanding of the Special Committee that the benefits to the limited partners as a result of the amendment to the Urban L.P. partnership agreement did not reduce the consideration Rodamco was willing or able to pay to the stockholders of Urban Shopping Centers in the Offer and the Merger. The Special Committee also considered the agreement by Rodamco to indemnify the affiliates of JMB who are limited partners in Urban L.P. if Urban L.P. sold four identified properties, if Urban L.P. failed to maintain a certain level of agreed indebtedness, failed to allocate such indebtedness in accordance with the terms of the amended Urban L.P. partnership agreement, or if such affiliates could not claim the deductions attributable to the special depreciation allocation. The Special Committee considered the benefits to certain affiliates of JMB resulting from the purchase by Rodamco of the common stock of the property management company owned by JMB, the termination of the non-competition agreements with JMB affiliates and Rodamco's agreement to use a JMB insurance brokerage agency for five years. The Special Committee also considered the benefits of the transaction to members of Urban Shopping Centers' management under certain severance and other compensation agreements and arrangements discussed above, as well as the likelihood that members of Urban Shopping Centers' current management would continue to manage its properties for Rodamco after the transaction is completed.

    In addition to the factors listed above, the Special Committee considered the fact that the consummation of the Offer and the Merger would eliminate the opportunity of the stockholders (other than those stockholders, including affiliates of JMB, who are also limited partners in Urban L.P. and determine to retain an interest therein) to participate in any future growth in the value of Urban Shopping Centers. The

Special Committee believed that this loss of opportunity was appropriately reflected in the $48 per share price to be paid in cash in connection with the Offer and the Merger.

    The foregoing discussion of the information and factors considered by the Special Committee includes all of the material factors considered by the Special Committee in reaching its conclusions and recommendations but is not meant to be exhaustive. In view of the variety of factors considered in reaching its determination, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusions and recommendations. In addition, individual members of the Special Committee may have given different weights to different factors.

    REASONS OF THE BOARD OF DIRECTORS

    In reaching its determinations referred to above, the Board of Directors considered the following factors, each of which, in the view of the Board of Directors, supported such determinations: (i) the conclusions and recommendations of the Special Committee; (ii) the factors referred to above as having been taken into account by the Special Committee, including the receipt by the Special Committee and the Board of Directors of the opinion of Morgan Stanley, dated as of September 25, 2000, that, as of that date, based upon the assumptions and qualifications set forth in its opinion, the consideration to be received by the holders of shares of Stock, Unit Voting Stock, Series A Preferred Stock and Series B Preferred Stock, in the aggregate, pursuant to the Merger Agreement was fair from a financial point of view to such holders (other than Hexalon and its affiliates); and (iii) the analysis presented by Morgan Stanley to the Board.

    The members of the Board of Directors, including the members of the Special Committee, evaluated the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of Urban Shopping Centers and based upon the advice of financial and legal advisors.

    In view of the wide variety of factors considered in connection with their evaluation of the tender offer and the merger, the Board of Directors found it impracticable to, and did not, qualify or otherwise attempt to assign relative weights to the specific factors it considered in reaching its determinations. In addition, individual members of the Board of Directors may have given different weight to different factors.

    The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but includes all material factors considered by the Board of Directors.

INTENT TO TENDER

    Pursuant to the terms of a voting agreement (the "Voting Agreement") entered into on September 25, 2000 among Rodamco, Hexalon, Head Acquisition, Head Acquisition Corp, Urban Shopping Centers, Urban L.P., certain stockholders of Urban Shopping Centers and certain limited partners of Urban L.P. (such stockholders and limited partners, the "Subject Stockholders") each Subject Stockholder agreed that it will not contract to sell, sell or otherwise transfer or otherwise dispose of any shares of Stock and Unit Voting Stock or Units, or any interest therein, or securities convertible into, or any voting rights with respect to such securities, other than (a) pursuant to the Voting Agreement or the Merger Agreement or (b) in a transfer to a party who executes a counterpart to the Voting Agreement agreeing to be bound by its terms and provisions. Each Subject Stockholder further agreed to (1) tender such holder's shares of Stock and Unit Voting Stock pursuant to the Offer or (2) to the extent not so tendered, to vote, or cause to be voted, all of the shares of Stock and Unit Voting Stock or Units, as applicable, beneficially owned by such person, (i) in favor of the amendment to the partnership agreement of Urban L.P., (ii) against any action or agreement that could reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty, or any other obligation of Urban Shopping Centers in or under the Merger Agreement or any related agreement or is intended or could reasonably be expected, to materially impede, interfere with, delay, postpone or adversely affect the Offer, the Merger, the amendment to the partnership agreement of Urban L.P. or the other transactions contemplated by the Merger Agreement, and (iii) against any competing transaction. In addition, certain Subject Stockholders have agreed to convert certain of the Units into Stock and to tender such shares into the Offer. The Voting Agreement terminates on the earlier to occur of the closing of the Merger or the termination of the Merger Agreement in accordance with its terms. A copy of the Voting Agreement is filed as Exhibit (e)(4) to this Statement and is incorporated herein by reference. Finally, to the best knowledge of Urban Shopping Centers, after making reasonable inquiry, the remaining executive officers and directors of Urban Shopping Centers who own or hold shares of Stock or Unit Voting Stock currently intend to tender such shares, other than shares of Stock that they have the right to purchase under the incentive stock program or by exercising stock options.

ITEM 5  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    The information contained under "Summary Term Sheet," "Important," "Introduction," and "Item 16. Certain Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

    Except as set forth in the sections of the Offer to Purchase incorporated herein by reference to this Item 5, neither Urban Shopping Centers nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the holders of Stock, Unit Voting Stock, Series A Preferred Stock or Series B Preferred Stock on its behalf with respect to the Offer or the Merger.

ITEM 6  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Except for regular purchases made pursuant to the Urban Shopping Centers' Dividend Reinvestment Plan and employee benefit plans, no transactions in shares of Stock, Unit Voting Stock, Series A Preferred Stock or Series B Preferred Stock have been effected by Urban Shopping Centers or, to Urban Shopping Centers' knowledge, by any executive officer, director, affiliate or subsidiary of Urban Shopping Centers during the last 60 days.

ITEM 7  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as described or referred to in this Statement, to Urban Shopping Centers' knowledge, no negotiation is being undertaken or engaged in by Urban Shopping Centers which relates to or would result in (i) a tender offer or other acquisition of the shares of Stock, Unit Voting Stock, Series A Preferred Stock or Series B Preferred Stock by Urban Shopping Centers, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization, or liquidation, involving Urban Shopping Centers or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of Urban Shopping Centers or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Urban Shopping Centers. Additionally, the information set forth in "Item 11. Purpose of the Offer and the Merger; The Merger Agreement; Other Agreements; Effects of Inability to Consummate the Merger; Statutory Requirements; Appraisal Rights; Plans for Urban" in the Offer to Purchase is incorporated herein by reference.

    Except as described or referred to in this Statement, to Urban Shopping Centers' knowledge, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts entered into in response to the Offer that would relate to one or more of the matters referred to in this
Item 7.

ITEM 8  ADDITIONAL INFORMATION.

    The Information Statement pursuant to Rule 14f-1 attached hereto as Exhibit B is being furnished to the stockholders of Urban Shopping Centers in connection with the possible designation by Head

Acquisition, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of Urban Shopping Centers' stockholders, and such information is incorporated herein by reference.

    In addition, the information contained in the Offer to Purchase is incorporated herein by reference.

ITEM 9  EXHIBITS.

EXHIBIT NO.                                     DESCRIPTION
-----------                                     -----------
(a)(1)*+                Offer to Purchase dated October 2, 2000
(a)(2)*+                Letter of Transmittal
(a)(3)+                 Letter from the Chief Executive Officer of Urban Shopping
                        Centers to the holders of Urban Shopping Centers' Stock,
                        Unit Voting Stock, Series A Preferred Stock and Series B
                        Preferred Stock
(a)(4)*                 Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies, and Other Nominees
(a)(5)*                 Letter to Clients for use by Brokers, Dealers, Commercial
                        Banks, Trust Companies, and Other Nominees
(a)(6)*                 Summary Advertisement dated October 2, 2000
(a)(7)*                 Text of joint press release issued by Urban Shopping Centers and Rodamco, dated September 25, 2000
(a)(8)+                 Opinion of Morgan Stanley dated September 25, 2000 (attached as Annex A hereto)
(e)(1)*                 Agreement and Plan of Merger, dated as of September 25, 2000 by and among Rodamco, Hexalon, Head Acquisition, Head
                        Acquisition Corp, Urban Shopping Centers and Urban L.P.
(e)(2)*                 Stock Purchase Agreement dated as of September 25, 2000 by and among JMB Properties Company, Head Management Company
                        Holding, Inc. and the Urban Management Company
(e)(3)*                 Form of Insurance Agreement to be entered into by Head
                        Acquisition, Urban L.P. and JMB Insurance Agency, Inc.
(e)(4)*                 Voting Agreement dated as of September 25, 2000 by and among
                        Rodamco, Hexalon, Head Acquisition, Head Acquisition Corp,
                        Urban Shopping Centers, Urban L.P., certain stockholders of
                        Urban Shopping Centers and certain limited partners of Urban
                        L.P.
(e)(5)+                 Information Statement of Urban Shopping Centers dated
                        October 2, 2000 (attached as Annex B hereto)
(e)(6)*                 Form of Third Amended and Restated Agreement of Limited
                        Partnership of Urban L.P. to be entered into by Head
                        Acquisition, as general partner, and the limited partners
(e)(7)*                 Form of Indemnification and Tax Contest Agreement by and
                        among Urban L.P., Head Acquisition, Hexalon and the
                        indemnities named therein

------------------------

* Incorporated by reference to the Schedule TO filed by Rodamco, Hexalon, Head Acquisition and Head Acquisition Corp on October 2, 2000.

+  Included in copies mailed to holders of Stock, Unit Voting Stock, Series A
    Preferred Stock and Series B Preferred Stock.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       URBAN SHOPPING CENTERS, INC.

                                                       By:           /s/ MATTHEW S. DOMINSKI
                                                            -----------------------------------------
                                                                    Name:  Matthew S. Dominski
                                                                 Title:  Chief Executive Officer

Dated: October 2, 2000

                                                                         ANNEX A

[LOGO]

                                                              September 25, 2000

Board of Directors and Special Committee of the Board of Directors Urban Shopping Centers, Inc.
900 North Michigan Avenue
Suite 1500
Chicago, IL 60611

Members of the Board and the Special Committee of the Board:

We understand that Urban Shopping Centers, Inc. ("Urban" or the "Company"), Rodamco North America N.V. (the "Buyer"), Rodamco Acquisition LP, a subsidiary of the Buyer ("Acquisition Sub") and certain other parties propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated September 23, 2000 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the "Tender Offer") for (A) all outstanding shares of common stock, par value $0.01 per share, of Urban (the "Public Common Stock") and unit voting stock, par value $0.01 per share, of Urban (the "Unit Voting Stock" and together with the Public Common Stock, the "Urban Common Stock") for $48.00 per share net to the seller in cash and (B) all outstanding shares of Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.01 per share, of Urban (the "Series A Preferred Stock") and Series B Cumulative Convertible Redeemable Preferred Stock, par value $0.01 per share, of Urban (the "Series B Preferred Stock" and together with the Series A Preferred Stock, the "Urban Preferred Stock") at a price per share of Urban Preferred Stock of $48.00 net to the seller in cash; and (ii) the subsequent merger (the "Merger") of the Company with and into a subsidiary of Rodamco North America N.V. Pursuant to the Merger, the surviving entity of the Merger will become a wholly owned subsidiary of the Buyer, and each outstanding share of Urban Common Stock, other than shares held in treasury or held by the Buyer or any affiliate of the buyer (or, in the case of Unit Voting Stock, as to which dissenters' rights have been perfected), will be converted into the right to receive $48.00 per share in cash, subject to the adjustments set forth in the Merger Agreement. We further understand that in connection with the Merger, the limited partners holding common partnership units or certain preferred partnership units in Urban Shopping Centers, L.P. may either (i) receive a cash distribution in respect of their units and retain a continuing, but substantially reduced, partnership interest in Urban Shopping Centers, L.P. or (ii) elect to exchange such partnership units for shares of Public Common Stock that would be tendered into and purchased in the Tender Offer. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of Urban Common Stock and Urban Preferred Stock, in the aggregate, pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than the Buyer and its affiliates).

For purposes of the opinion set forth herein, we have:

 (i) reviewed certain publicly available financial statements and other business and financial information of the Company;

Board of Directors and Special Committee of the Board of Directors Urban Shopping Centers, Inc.
September 25, 2000
Page 2

 (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

 (iii) reviewed certain financial forecasts prepared by the management of the Company;

 (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

 (v) reviewed the reported prices and trading activity for the Public Common Stock;

 (vi) compared the financial performance of the Company and the prices and trading activity of the Public Common Stock with that of certain other comparable publicly traded companies and their securities;

 (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(viii) reviewed the draft Merger Agreement, dated September 23, 2000, and certain related documents; and

 (ix) considered such other factors and performed such other analyses as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any party with respect to a possible acquisition of the Company or any of its assets.

We have acted as financial advisor to the Board of Directors and the Special Committee of the Board of Directors for the Company in connection with this transaction and will receive a fee for our services, including a transaction fee that is contingent upon the consummation of the Merger. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of these services. In the ordinary course of business, Morgan Stanley may from time to time trade in the debt and equity securities or senior loans of the Company. In addition, asset management affiliates of Morgan Stanley beneficially own, in the aggregate, approximately 2.6% of the Company's Public Common Stock.

It is understood that this letter is for the information of the Board of Directors and the Special Committee of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company in respect of the transaction with the Securities and Exchange Commission. Morgan Stanley expresses no opinion or recommendation as to whether the holders of Urban Common Stock or Urban Preferred Stock should accept the Tender Offer or as to how holders of Urban Common Stock should vote if there is a shareholders' meeting in connection with the Merger. In addition, we express no opinion as to

Board of Directors and Special Committee of the Board of Directors Urban Shopping Centers, Inc.
September 25, 2000
Page 3

the relative fairness of the consideration to be received by the holders of Urban Common Stock and the holders of Urban Preferred Stock.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Urban Common Stock and Urban Preferred Stock, in the aggregate, pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than the Buyer and its affiliates).

                                                       Very truly yours,

                                                       MORGAN STANLEY & CO. INCORPORATED

                                                       By:
                                                            [SIGNATURE]
                                                            Christopher J. Niehaus
                                                            MANAGING DIRECTOR

                                                                         ANNEX B

                          URBAN SHOPPING CENTERS, INC.
                     900 NORTH MICHIGAN AVENUE, SUITE 1500
                            CHICAGO, ILLINOIS 60611

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14f-1 THEREUNDER

    This Information Statement is being mailed on or about October 2, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 of Urban Shopping Centers, Inc. ("Urban" or the Company") that has been filed with the Securities and Exchange Commission (the "SEC") on October 2, 2000. You are receiving this Information Statement in connection with the possible election of persons designated by Head Acquisition L.P., a Delaware limited partnership ("Head Acquisition"), to a majority of the seats on Urban's board of directors (the "Board of Directors" or "Board"). On September 25, 2000, Urban entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among Rodamco North America N.V. ("Rodamco"), Hexalon Real Estate, Inc. ("Hexalon"), Head Acquisition, Head Acquisition Corp. ("Head Acquisition Corp") and Urban Shopping Centers, L.P., pursuant to which (1) Head Acquisition is required to commence a tender offer (the"Offer") to purchase all of the outstanding shares or Urban's common stock, par value $.01 per share ("Stock"), and unit voting common stock, par value $.01 per share ("Unit Voting Stock") (each including the associate preferred stock purchase rights issued pursuant to the Rights Agreement, dated May 5, 1999, between Urban and First Chicago Trust Company of New York, as Rights Agent, as amended by Amendment No. 1 thereto dated as of September 25,
2000), Series A Cumulative Convertible Redeemable Preferred Stock, par value $.01 per share ("Series A Preferred Stock"), and Series B Cumulative Convertible Redeemable Preferred Stock, par value $.01 per share ("Series B Preferred Stock"), for $48.00 per share, net to the seller in cash and (2) following consummation of the Offer, Urban will merge with and into Head Acquisition or, in the alternative depending upon the amount of securities acquired in the Offer, Head Acquisition Corp will merge with and into Urban which will then immediately merge with and into Head Acquisition (the "Merger"). Following consummation of the Merger, Head Acquisition will continue as the surviving entity. Each issued and outstanding share of Stock, Unit Voting Stock, Series A Preferred Stock and Series B Preferred Stock not purchased in the Offer (other than shares owned by Rodamco, Hexalon, Head Acquisition or Head Acquisition Corp or any of their affiliates and by stockholders, if any, who exercise their statutory appraisal rights under Maryland law, if any are available) will be converted into the right to receive $48.00 per share in cash or any greater amount per share paid pursuant to the Offer. The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement forms Annex B.

    The Merger Agreement provides that upon the consummation of the Offer, Urban shall cause Head Acquisition's designees to be elected to the Board of Directors under circumstances described in the Merger Agreement. This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information contained herein supplements certain information contained in the Schedule 14D-9. Information herein related to Rodamco, Hexalon, Head Acquisition and Head Acquisition Corp has been provided to Urban by such parties, and Urban assumes no responsibility for the accuracy or completeness of such information.

    You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Pursuant to the Merger Agreement, Head Acquisition commenced the Offer on October 2, 2000. The Offer is currently scheduled to expire at 12:00 midnight, New York City, on October 30, 2000, unless the Offer is extended.

HEAD ACQUISITION DESIGNEES

    The Merger Agreement provides that, promptly upon the acceptance and payment for shares pursuant to the Offer, either Head Acquisition or Head Acquisition Corp, as applicable (the "Head Purchaser"), will be entitled to representation on the Board of Directors in the same proportion as the number of shares of Stock and Unit Voting Stock accepted for payment and paid for by the Head Purchaser pursuant to the Offer bears to the total number diluted shares of Stock deemed outstanding for financial reporting purposes. Hexalon has agreed that at all times prior to the effective time of the Merger (the "Effective Time"), each of the members of the Special Committee are entitled to remain as members of the Special Committee and the Board of Directors. At such time, Urban will also cause, if requested by the Head Purchaser, (i) each committee of the Board of Directors, other than the Special Committee, (ii) the board of directors of each subsidiary of Urban and (iii) each committee of each such subsidiary board of directors to include designees of the Head Purchaser constituting up to the same percentage of each such committee or board of directors as the Head Purchaser's designees constitute on the Board of Directors. Following the time directors designated by the Head Purchaser are appointed or elected to the Board of Directors and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors (as defined below) shall be required to (i) amend or terminate the Merger Agreement on behalf of Urban, (ii) exercise or waive any of Urban's rights or remedies under the Merger Agreement, (iii) extend the time for performance of any of the obligations of the Head Purchaser, (iv) take any other action by Urban in connection with the Merger Agreement required to be taken by the Special Committee or the Board of Directors, or (v) take any action by Urban in connection with the transactions contemplated by the Merger Agreement. In the event that Head Purchaser's designees are elected to the Board of Directors, until the Effective Time, those continuing members of the Board of Directors who are members of the Special Committee on the date of the Merger Agreement and who are neither officers of Urban, nor designees, affiliates or associates (within the meaning of the federal securities laws) of the Head Purchaser are deemed "Independent Directors" for purposes of the Merger Agreement.

    Purchaser has informed Urban that it will choose the Purchaser designees from the persons listed below. Purchaser has informed Urban that each of the Purchaser designees has consented to act as a director, if so designated. The business address of each designee, unless otherwise indicated, is c/o Hexalon Real Estate, Inc., 950 E. Paces Ferry Road, Suite 2275, Atlanta, Georgia 30326. Biographical information concerning each of the Purchaser designees is presented below.

                                            POSITION WITH PURCHASER OR AFFILIATES;
NAME AND ADDRESS                   AGE      5-YEAR EMPLOYMENT HISTORY
----------------                 --------   --------------------------------------
DANIEL S. WEAVER...............        39   Mr. Weaver has been a Managing Director and Chief Financial
                                            Officer of Rodamco North America N.V. since July 1999.
                                            Mr. Weaver received a Bachelor's Degree in Architecture and a M.B.A. from Miami University of Oxford, Ohio. He has
                                            14 years of real estate experience. From January 1996 to
                                            July 1999, Mr. Weaver was responsible for providing capital markets services and structuring development investments for
                                            RREEF. Prior to joining RREEF, from March 1988 to January
                                            1996, Mr. Weaver was a vice president with Homart
                                            Development Co. with responsibility for executing major
                                            capital transactions. Mr. Weaver began his real estate
                                            career in March 1986 with Sun Bank as a commercial real
                                            estate officer. He is currently a member of International
                                            Council of Shopping Centers and the Association of Foreign
                                            Investors in Real Estate.

                                            POSITION WITH PURCHASER OR AFFILIATES;
NAME AND ADDRESS                   AGE      5-YEAR EMPLOYMENT HISTORY
----------------                 --------   --------------------------------------
LEE M. LETCHFORD...............        54   Mr. Letchford has been a Managing Director and Chief
                                            Operating Officer of Rodamco North America N.V. since July
                                            1999. Mr. Letchford received his B.A and M.B.A. degrees from the University of Northern Iowa. Mr. Letchford has 28 years of experience in real estate management. From 1990 to July
                                            1999, he was senior vice president and director of
                                            properties for the retail property group of RREEF Management
                                            Company, which includes all types of retail property
                                            throughout the United States. From 1984 until February 1990, when he joined RREEF, he was senior vice president and
                                            director of retail management for JMB Properties. In
                                            addition, from 1974 to 1984 he was involved with the
                                            management of retail properties for both The Rouse Company and The Taubman Company. Mr. Letchford is a member of the
                                            International Council of Shopping Centers and the
                                            Association of Foreign Investors in Real Estate.

GERALD E. EGAN.................        56   Mr. Egan has been the Chairman, Managing Director and Chief
                                            Executive Officer of Rodamco North America N.V. since July
                                            1999. Mr Egan holds a B.A. degree from Northwestern
                                            University and a law degree from DePaul University School of
                                            Law. He has 30 years of experience in real estate. From
                                            July, 1981 to July 1999 Mr. Egan was principal-in-charge of the portfolio management group of RREEF America LLC
                                            ("RREEF"), a company which manages investments in real
                                            property. He sits on the management board of RREEF. Prior to joining RREEF as a principal in 1981, Mr. Egan was a senior associate in brokerage, development and management of
                                            industrial and commercial properties at Bennett & Kahnweiler
                                            Associates, with whom he was affiliated for 10 years. He is a member of the International Council of Shopping Centers, the National Association of Industrial and Office Parks, and
                                            the Illinois Bar Association.

DONALD A. KING, JR.                    60   Mr. King received a B.S. degree from the University of
C/O RREEF,                                  Virginia and an M.B.A. degree from Harvard Business School.
875 N. MICHIGAN AVENUE,                     Mr. King has 30 years of experience in real estate
SUITE 4100,                                 acquisition, development, and management. Before joining
CHICAGO, ILLINOIS 60611                     RREEF he was active as a real estate developer and property manager. From 1974 to 1976, as vice president of Trust
                                            Investments, he founded the Bank of America Real Estate
                                            Fund. Mr. King joined RREEF as a principal in 1979 and was co-founder of RREEF MidAmerica Partners in Chicago. He was named RREEF's Managing Partner in 1988 and holds positions on the firm's Investment and Policy Committees. Mr. King is a member of the National Association of Real Estate
                                            Investment Trusts, the National Association of Real Estate
                                            Investment Managers, the Pension Real Estate Association,
                                            the Urban Land Institute, and Lambda Alpha International, an
                                            honorary society of land use economists.

                                            POSITION WITH PURCHASER OR AFFILIATES;
NAME AND ADDRESS                   AGE      5-YEAR EMPLOYMENT HISTORY
----------------                 --------   --------------------------------------
H. PATRICK HACKETT, JR.;               49   Mr. Hackett received B.A and M.M. degrees from Northwestern
C/O RREEF,                                  University. Mr. Hackett has over 25 years of experience in
875 N. MICHIGAN AVENUE,                     real estate investment, development, and management. At
SUITE 4100,                                 RREEF, Mr. Hackett has responsibility for the value-added
CHICAGO, ILLINOIS 60611                     line of business and is a member of RREEF's Policy
                                            Committee. He serves as the value-added specialist on
                                            RREEF's Investment Committee. Mr. Hackett taught as an
                                            adjunct faculty member in the Finance Department of the
                                            Kellogg Graduate School of Management for 15 years and is a member of the Real Estate Advisory Boards at MIT and
                                            Kellogg. Before joining RREEF, he was a shareholder and
                                            member of the five-member Investment Committee of JMB Realty
                                            Corporation.

    Except as maybe disclosed herein or in the Schedule 14D-9, Purchaser has advised Urban that all of the Purchaser designees are citizens of the United States. Purchaser has also advised Urban that none of the Purchaser designees
(i) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws,
(ii) is currently a director of, or holds any position with, Urban,
(iii) beneficially owns any securities (or rights to acquire any securities) of Urban or (iv) has been involved in any transaction with Urban or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the SEC.

None of the potential designees described above currently is a director of, or holds any positions with, Urban. Head Acquisition has advised Urban that, to the best of Head Acquisition's knowledge, none of the potential designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Urban, nor has any such person been involved in any transaction with Urban or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions relating to the entering into of the Merger Agreement and the transactions contemplated thereby.

    It is expected that the designees will assume office following consummation of the Offer, which cannot be earlier than October 31, 2000.

CERTAIN INFORMATION CONCERNING URBAN

    The Stock and the Unit Voting Stock are the only classes of equity securities of Urban outstanding that are entitled to vote at a meeting of stockholders of Urban. As of the close of business on September 25, 2000, there were 17,781,018 shares of Stock and 407,935 shares of Unit Voting Stock outstanding. None of Rodamco, Hexalon, Head Acquisition, Head Acquisition Corp owns any shares of Stock or Unit Voting Stock as of the date hereof.

                      INFORMATION CONCERNING DIRECTORS AND
                          EXECUTIVE OFFICERS OF URBAN

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information with respect to the directors and executive officers of the Company, including certain executive officers of Urban Retail Properties Co. (the "Management Company") who are deemed to be executive officers of the Company. Under the Company's Articles of

Incorporation, a majority of the Board of Directors must be unaffiliated with JMB and its affiliates (the "Disinterested Directors").

NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
Neil G. Bluhm.............................     62      Co-Chairman of the Board of Directors

James B. Digney*..........................     53      Director

Matthew S. Dominski*......................     45      Director and Chief Executive Officer

Adam S. Metz..............................     38      President

Susan Getzendanner*.......................     60      Director

Judd D. Malkin............................     62      Co-Chairman of the Board of Directors

John E. Neal*.............................     50      Director

Phillip B. Rooney*........................     55      Director

John G. Schreiber.........................     53      Director

Henry T. Segerstrom*......................     76      Director

James L. Czech............................     60      Executive Vice President

                                                       Executive Vice President and Chief
James H. Lyman............................     41      Financial Officer

                                                       President-Property Management, of the
Joseph M. Shrader.........................     54      Management Company

                                                       President-Leasing, of the Management
Ross B. Glickman..........................     51      Company

------------------------

*   a Disinterested Director

    The following is a summary of the experience of the directors and executive officers listed in the above table:

    Neil G. Bluhm is the President of JMB. Mr. Bluhm was one of the founders of JMB in 1968 and has been an executive officer and a director of JMB since that time. Mr. Bluhm is a lawyer and a Certified Public Accountant. Mr. Bluhm is also a founder and member of Walton Street Capital Group, LLC.

    James B. Digney is a Senior Vice President of Metropolitan Life Insurance Company ("MetLife") and is the head of MetLife's Real Estate Investments Department. In his present position, which he has held since 1988, Mr. Digney oversees a portfolio of debt and equity real estate investments exceeding $20 billion. Prior to attaining his current post, Mr. Digney spent 13 years with MetLife in Chicago, where he held several positions and ultimately assumed responsibility for all equity and new business production. Mr. Digney is a member of the Urban Land Institute and currently serves as a director of MetLife International Real Estate Equity Shares, Inc., the Realty Foundation of New York, the Community Preservation Corporation and the Greater New York Councils, Boy Scouts of America. In addition, he is a member and director of the Real Estate Board of New York and a member of NAIOP, the Association for Commercial Real Estate.

    Matthew S. Dominski is the Chief Executive Officer of the Company and is the Chairman of the Management Company. From 1991 to 1993, Mr. Dominski was the Chairman of JMB Retail Properties Company, a position in which he was responsible for all retail development, management and leasing activities within affiliated entities of JMB. From 1987 to 1993, Mr. Dominski was Executive Vice President of JMB and from 1988 to 1993, an Executive Vice President of JMB Urban Development Co. Mr. Dominski joined JMB in 1979 in the real estate acquisition area. He became a Vice President in 1982 and has overseen over $1.3 billion of real estate developed by JMB and its affiliates.

    Susan Getzendanner is a partner with the law firm of Skadden, Arps, Slate, Meagher & Flom (Illinois) in Chicago, Illinois, a position she has held since 1987. From 1980 to 1987, Ms. Getzendanner served as a U.S. Federal District Court Judge for the Northern District of Illinois. Ms. Getzendanner also is a director of the Rehabilitation Institute of Chicago.

    James H. Lyman is an Executive Vice President and the Chief Financial Officer of the Company since March 15, 2000. From 1989 to March 2000, Mr. Lyman was a Director in the Real Estate Investment Banking Group of Merrill Lynch & Co. Mr. Lyman received his Masters of Business Administration degree from Columbia University and his Bachelors degree from the University of Illinois.

    Judd D. Malkin is Chairman of the Board of JMB. Mr. Malkin was one of the founders of JMB in 1968 and has been an executive officer and a director of JMB since that time. Mr. Malkin is a Certified Public Accountant.

    John E. Neal is the head of the Commercial Real Estate department of Bank One Corporation, since November 16, 1998. From January 1996 to January 1998, Mr. Neal was the President of Kemper Funds, a unit of Scudder Kemper Investments, Inc. From February 1995 to January 1996, he was the President and Chief Operating Officer of Kemper Financial Services, Inc. From July 1992 to February 1995, he was a Senior Vice President of Kemper Corporation and the head of Kemper's Real Estate Investments department. From 1974 to 1992, he served in a variety of management and executive positions within Continental Bank Corporation. Mr. Neal also serves as director of the following entities:
Lakeshore Development Corporation, LINK Unlimited and the YMCA of Metropolitan Chicago.

    Phillip B. Rooney is the Vice Chairman of the ServiceMaster Company, a management and consumer services company, since May 1997. From November 1984 to June 1996, he was the President and Chief Operating Officer, and, from June 1996 to February 1997, the President and Chief Executive Officer, of Waste Management, Inc. Mr. Rooney also currently serves as a director of Illinois Tool Works, Inc., the ServiceMaster Company, Van Kampen Funds and the Lyric Opera of Chicago and is a member of the Board of Trustees of the University of Notre Dame.

    John G. Schreiber is President of Centaur Capital Partners, Inc., since January 1991. He is also senior advisor and partner of Blackstone Real Estate Advisors, an affiliate of the Blackstone Group, L.P. Mr. Schreiber is a Trustee of AMLI Residential Properties Trust and a director of Host Marriott Corporation and a number of mutual funds advised by T. Rowe Price Associates, Inc. Mr. Schreiber is also a director of The Brickman Group, Ltd. and JMB. Prior to his retirement as an officer of JMB Realty in 1990, Mr. Schreiber was Chairman of JMB/Urban Development Co. from its inception in 1988 until 1990, and an Executive Vice President of JMB from 1979 to 1990.

    Henry T. Segerstrom is a Managing Partner of C.J. Segerstrom & Sons, a California-based real estate development company. Mr. Segerstrom joined C.J. Segerstrom & Sons, the developer of South Coast Plaza and South Coast Plaza Town Center, in 1948 and has served in his current position since 1963. In addition, Mr. Segerstrom currently serves as a director and Vice Chairman, Endowment, of the Orange County Performing Arts Center, having served as Chairman of the Board and Chief Executive Officer thereof from 1987 to 1990, as a director of the Orange County Business Committee for the Arts and as Chairman of the Board of the Business Committee for the Arts. Mr. Segerstrom formerly served as a director of Security Pacific National Bank and of Bank America Corporation and as an advisory director of Bank of America, NT&SA until May 1993.

    James L. Czech is an Executive Vice President of the Company and the President-Development Group of the Management Company. Prior to 1993, Mr. Czech was President of the development group of JMB Retail Properties Company since its inception. Prior to joining an affiliate of JMB in 1983 in a corporate acquisition, Mr. Czech was a Senior Vice President of Federated Stores
Realty, Inc., the shopping center subsidiary of Federated Department Stores, Inc., where he served in that capacity since 1981. Mr. Czech is also a Certified Public Accountant.

    Adam S. Metz is the President of the Company since March 15, 2000. From October 1993 to March 2000, he was an Executive Vice President and the Treasurer, Chief Financial Officer and Director of Acquisitions of the Company. Prior to 1993, he was a Vice President in the Capital Markets group of JMB, where he was employed since 1987. From 1983 to 1987, Mr. Metz worked in the Commercial Real Estate Lending Group at The First National Bank of Chicago as a Corporate Lending Officer. He received his Masters of Management degree from Northwestern University and his Bachelor's degree from Cornell University.

    Joseph M. Shrader is the President-Property Management of the Management Company. From 1991 to 1993, Mr. Shrader was a Senior Executive Vice President of JMB Retail Properties Company where he directed property management for over 52 million square feet of retail space located across the country. From 1978 to 1991, Mr. Shrader served as Director of Retail Operations for JMB Properties Company. Mr. Shrader is a Certified Property Manager by the Institute of Real Estate Management. Ross B. Glickman is the President-Leasing of the Management Company. From 1991 to 1993, Mr. Glickman served as an Executive Vice President and the National Director of Leasing for JMB Retail Properties Company. From 1989 to 1991, Mr. Glickman was President of Glickman Properties and, from 1983 to 1989, he was Director of Real Estate for The Limited, Inc.

    Ross B. Glickman is the President-Leasing of the Management Company. From 1991 to 1993, Mr. Glickman served as an Executive Vice President and the National Director of Leasing for JMB Retail Properties Company. From 1989 to 1991, Mr. Glickman was President of Glickman Properties and, from 1983 to 1989, he was Director of Real Estate for The Limited, Inc.

BOARD COMMITTEES AND MEETINGS

    The Company has standing Audit, Nominating and Executive Compensation Committees of the Board. Five meetings of the Board were held in 1999. The Audit Committee met three times in 1999. The Nominating Committee met once in 1999. The Executive Compensation Committee met once in 1999.

    Messrs. Digney, Schreiber and Segerstrom constitute the Audit Committee, which must consist of at least two independent directors. All three members of the Audit Committee are "independent directors" within the meaning of New York Stock Exchange rules. The Audit Committee makes recommendations concerning the appointment of independent public accountants, reviews with such accountants the plans and results of audits, reviews and approves the scope of professional services provided by such accountants and anticipated fees, considers the independence of such accountants, reviews management's evaluation of the adequacy of the Company's internal accounting controls and reviews the scope of the Company's internal audit procedures.

    Messrs. Bluhm, Dominski and Rooney constitute the Nominating Committee, a majority of the members of which must be Disinterested Directors. The Nominating Committee nominates the persons to be presented to the Company's stockholders for election as directors at each annual meeting. The Nominating Committee will consider nominees recommended by shareholders of the Company if such nominations are received not more than 120 days nor fewer than 90 days prior to the anniversary of the previous year's annual meeting of shareholders and the nominating shareholder provides all information relating to the nominee that is required to be disclosed in solicitations of proxies for elections of directors, or is otherwise required by the Nominating Committee.

    Mr. Malkin, Ms. Getzendanner, Mr. Neal and Mr. Segerstrom constitute the Executive Compensation Committee, which must consist entirely of "non-employee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and a majority of the members of which must be Disinterested Directors. The Executive Compensation Committee determines the compensation of the Company's executive officers, reviews and makes recommendations on forms of incentive compensation, administers the Company's Option Plan, Incentive Unit and Incentive Stock Programs and deferred compensation plans and reviews and acts upon any changes to the Company's bonus incentive compensation plan and the Company's participation in the JMB 401(k) Plan and the Core Retirement Award Program.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table sets forth certain information regarding the compensation of Mr. Dominski and the Company's four other most highly compensated executive officers during 1999. The table includes compensation from all sources for services rendered to the Company and its subsidiaries during 1997, 1998 and 1999.

                                                                      LONG-TERM COMPENSATION
                                                                      -----------------------
                                                                              AWARDS
                                                      ANNUAL          -----------------------
                                                   COMPENSATION       RESTRICTED   SECURITIES
                                               --------------------     STOCK      UNDERLYING    ALL OTHER
                                                            BONUS       AWARDS      OPTIONS     COMPENSATION
NAME AND PRINCIPAL POSITION           YEAR     SALARY($)    ($)(I)      ($)(2)      (NUMBER)       ($)(3)
---------------------------         --------   ---------   --------   ----------   ----------   ------------
Matthew S. Dominski ..............    1997      473,846    176,016           --           --        5,750
Chief Executive Officer and
  Director                            1998      560,385    210,853           --           --        5,800
                                      1999      638,462    282,000    3,075,000       60,000        5,800

Adam S. Metz .....................    1997      282,000    125,000           --           --        5,750
President                             1998      361,308    150,000           --           --        6,220
                                      1999      417,308    175,000    1,537,500       35,000        5,800

James L. Czech ...................    1997      367,692     93,425           --           --        5,750
Executive Vice President              1998      386,923     98,475           --           --        5,800
                                      1999      403,962    120,934      845,625           --        5,800

Ross B. Glickman..................    1997      312,692     79,538           --           --        4,800
President--Leasing of the             1998      331,923     84,588           --           --        5,791
Management Company                    1999      356,154    107,100      845,625           --        5,800

Joseph M. Shrader.................    1997      253,461     64,388           --           --        5,750
President--Property Management        1998      266,000     67,670           --           --        6,220
  of the Management Company           1999      278,154     83,300      461,250           --        5,800

------------------------

(1) Paid in February of the following year.

(2) The amounts shown represent the value determined based on the closing price of the Stock on the New York Stock Exchange (the "NYSE") on the date of grant of the total amount of Incentive Stock awarded to each of the named persons which awards are subject both to the achievement of performance based conditions before they are earned and to subsequent vesting requirements. The total number of Incentive Stock awards to the named persons were as follows: Mr. Dominski, 100,000 Incentive Stock awards;
    Mr. Czech, 27,500 Incentive Stock awards; Mr. Glickman, 27,500 Incentive Stock awards; Mr. Metz, 50,000 Incentive Stock awards; and Mr. Shrader, 15,000 Incentive Stock awards. A portion of such Incentive Stock awards are earned over a four-year performance period commencing in 2000 only if the Company attains certain performance targets measured in terms of annual and cumulative growth in funds available for distribution per share and thereafter vest subject to the satisfaction of certain vesting requirements. Distributions are paid on Incentive Stock earned but not vested. At
    December 31, 1999, the total number of earned Incentive Units held under the Urban Shopping Centers 1996 Incentive Unit Program by the persons named (and the value of such earned Incentive Units on such date determined based on the closing price of the Stock on the NYSE on such date) are as follows: Mr. Dominski, 63,750 Incentive Units ($1,729,219); Mr. Czech, 20,625 Incentive Units ($559,453); Mr. Glickman, 11,458 Incentive Units ($310,798);
    Mr. Metz, 30,000 Incentive Units ($813,750); and Mr. Shrader, 11,250 Incentive Units ($305,156).

(3) For 1997, includes, with respect to Messrs. Dominski and Metz, contributions by the Company of $4,800 each under the Core Retirement Award Program and $950 each under the JMB Realty Corporation Employee Savings Plan (the "JMB 401(k) Plan"), with respect to Messrs. Czech,

    Glickman and Shrader, contributions by the Management Company of $4,800 each under the Core Retirement Award Program and, with respect to Messrs. Czech and Shrader, contributions by the Management Company of $950 each under the JMB 401(k) Plan. For 1998, includes, with respect to Messrs. Dominski and Metz, contributions by the Company of $4,800 each under the Core Retirement Award Program and $1,000 each under the JMB 401(k) Plan, with respect to Mr. Metz, a contribution by the Company of $420 under the Urban Shopping Centers Deferred Cash Compensation Plan, with respect to Messrs. Czech, Glickman and Shrader, contributions by the Management Company of $4,800 each under the Core Retirement Award Program, with respect to Messrs. Czech and Shrader, contributions by the Management Company of $1,000 each under the JMB 401 (k) Plan and with respect to Mr. Shrader, $420 under the Urban Shopping Centers Deferred Cash Compensation Plan and, with respect to
    Mr. Glickman, contributions by the Management Company of $571 under the JMB 401(k) Plan and $420 under the Urban Shopping Centers Deferred Cash Compensation Plan. For 1999, includes, with respect to Messrs. Dominski and Metz, contributions by the Company of $4,800 each under the Core Retirement Award Program and $1,000 each under the Urban Shopping Centers Deferred Cash Compensation Plan and, with respect to Messrs. Czech, Glickman and Shrader, contributions by the Management Company of $4,800 each under the Core Retirement Award Program and $1,000 each under the Urban Shopping Centers Deferred Cash Compensation Plan.

OPTION GRANTS IN 1999

    The following table sets forth certain information with respect to individual grants of options during 1999 by the Company to each of the Executive officers named in the above table who received such grants.

                                                                                      POTENTIAL REALIZABLE
                                              INDIVIDUAL GRANTS                         VALUE AT ASSUMED
                             ----------------------------------------------------       ANNUAL RATES OF
                             SECURITIES    PERCENT OF                                     STOCK PRICE
                             UNDERLYING   TOTAL OPTIONS                                   APPRECIATION
                              OPTIONS      GRANTED TO      EXERCISE                     FOR OPTION TERM
                             GRANTED(1)     EMPLOYEES       PRICE      EXPIRATION   ------------------------
NAME                          (NUMBER)       IN 1999      ($/OPTION)      DATE        5%($)         10%($)
----                         ----------   -------------   ----------   ----------   ---------      ---------
Matthew S. Dominski........    60,000         52.2%         30.6875      2/9/09     1,158,150      2,934,750
Adam S. Metz...............    35,000         30.4%         30.6875      2/9/09       675,588      1,711,938

AGGREGATED OPTION EXERCISES IN 1999 AND YEAR-END OPTION VALUES

    The following table sets forth certain information concerning exercises of options during 1999 by each of the executive officers named in the above table and the year-end value of unexercised options owned by such executive officers.

                                                                                              VALUE OF
                                                          NUMBER OF SECURITIES               UNEXERCISED
                                                         UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                              SECURITIES     VALUE       OPTIONS AT YEAR-END(1)           AT YEAR-END($)(2)
                              ACQUIRED ON   REALIZED   ---------------------------   ---------------------------
NAME                           EXERCISE       ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                          -----------   --------   -----------   -------------   -----------   -------------
Matthew S. Dominski.........     8,000       75,797      282,000         60,000       1,388,891             --
James L. Czech..............        --            0       73,000             --         361,938             --
Ross B. Glickman............     5,000       37,500           --             --              --             --
Adam S. Metz................     2,000       14,125       63,000         45,000         294,859             --
Joseph M. Shrader...........         0           --       27,000             --         141,313             --

------------------------

(1) Represents aggregate options to purchase shares of Stock or units of partnership interest ("Units") in Urban L.P.. The unexercisable options shown in the table are exercisable, in the case of Mr. Dominski, one third each on or after February 9, 2000, February 9, 2001 and February 9, 2002 and, in the case of Mr. Metz, 10,000 options are exercisable one-half each on or after February 10, 2000 and February 10, 2001 and 35,000 options are exercisable one-third each on or after February 9, 2000, February 9, 2001 and February 9, 2002. All of the foregoing options are exercisable earlier in the event of a change in control of the Company.

(2) The closing price of the Stock on the NYSE on December 31, 1999 was $27.125 per share. The values reflected represent the difference between such price and the option exercise prices.

OPTION PLAN

    The Company has adopted the Urban Shopping Centers 1993 Option Plan (the "Option Plan") to provide incentives to attract and retain officers and key employees and service providers. The Option Plan provides for the grant of options to purchase a specified number of shares of Stock or Units. A total of 1,500,000 shares of Stock were available for grant and available to be issued upon exchange of Units issued under the Option Plan. Of that total, 588,714 shares of Stock had been issued at September 29, 2000 upon exercise of options or upon exchange of Units issued upon exercise of options and options to acquire an additional 904,885 shares of Stock or Units were outstanding at such date.

    Participants in the Option Plan, who may be officers or employees of, or advisors/ consultants to, the Company, its subsidiaries or designated affiliates, are selected by the Executive Compensation Committee. The Executive Compensation Committee also determines the terms of options granted under the Option Plan including, among other things, the individuals who receive options, whether Incentive Stock Options ("ISOs") or non-qualified options are granted, the number of shares of Stock or Units subject to each option and the vesting schedule applicable to each option. Directors of the Company are also eligible to participate, but, in the case of non-employee directors, only pursuant to automatic grants under a specified formula set forth in the Option Plan.

    Notwithstanding the foregoing references to the Executive Compensation Committee, the authority to grant and administer options awarded to Management Company employees who are not also directors or officers of the Company subject to Section 16(a) of the Exchange Act is vested in a committee of two or more directors of the Management Company. All options granted to such persons will be Unit options.

INCENTIVE UNIT AND INCENTIVE STOCK PROGRAMS

    The Company adopted the Urban Shopping Centers 1996 Incentive Unit Program (as amended and restated, the "Incentive Unit Program") and the Urban Shopping Center 1999 Incentive Stock Program (the "Incentive Stock Program") to further the Company's objective of long-term growth in funds available for distribution of the Company by providing long-term incentives to those key employees of Urban L.P. and the Management Company who will be largely responsible for achievement of the long-term goals and long-term growth of the Company. The Incentive Unit and Incentive Stock Programs are deferred compensation plans which are tied to the attainment of targeted levels of annual and cumulative growth in the Company's funds available for distribution per share.

    The Incentive Unit and Incentive Stock Programs are generally administered by the Executive Compensation Committee. Participants in the Incentive Unit and Incentive Stock Programs are senior management and key employees of Urban L.P. and the Management Company. The Executive Compensation Committee has sole and exclusive authority to select participants, and determine the awards to be made to each participant, from among those persons who are employees or otherwise provide services to Urban L.P., or who are officers, directors or other persons subject to Section 16(a) of the Exchange Act with respect to the Company, and the Board of Directors of the Management Company (or a committee duly authorized by it) has sole and exclusive authority to grant awards to those persons who are employees or otherwise provide services to the Management Company and who are not officers, directors or other persons subject to Section 16(a) of the Exchange Act with respect to the Company.

    The Incentive Unit Program and the Incentive Stock Program each established a four-year performance period, commencing January 1, 1996 and January 1, 2000, respectively, during which participants were allocated an award of "Incentive Units" or "Incentive Stock" which constitute the right to receive Units or shares of Stock if certain performance targets and vesting requirements are satisfied. A total of 525,000

Units were awarded under the Incentive Unit Program, and accordingly 525,000 shares of Stock are available to be issued upon exchange of such Units. A total of 620,000 shares of Stock may be awarded under the Incentive Stock Program, 620,000 of which had been awarded as of September 29, 2000.

    One-quarter of the Incentive Units or Incentive Stock initially awarded to a participant is attributable to and may be earned during each program year of the four-year performance period. The Incentive Units or Incentive Stock attributable to a program year is earned only if the annual and cumulative performance targets for such year are met. If the annual target is not met, the awards attributable to that program year may be earned in a subsequent year if the cumulative performance target is met. The funds available for distribution goal for 1996 was $2.38 per share and increased 7% for each year through 1999. The funds available for distribution goal for 2000 is $3.60 per share and increases 7% for each year through 2003.

    The Executive Compensation Committee has determined that the targets for 1996, 1997, 1998 and 1999 were met. As of February 22, 2000, a total of 513,917
Incentive Units have been earned and 259,928 of such Units have vested in participants.

    Once Incentive Units or Incentive Stock is earned, the earned Incentive Units or Incentive Stock vests one-third each year over a three-year period commencing on the first day of the calendar year subsequent to the year in which the Incentive Units or Incentive Stock was earned, provided that the participant remains in the employ of the Company or its affiliates on each such vesting date. Earned Incentive Units or Incentive Stock that have not vested will be forfeited upon termination of employment for reasons other than death or disability. Notwithstanding the foregoing, any earned Incentive Units or Incentive Stock will vest in full immediately if a participant's employment terminates by reason of death or disability or upon the occurrence of a change in control with respect to the Company.

    During the period after Incentive Units or Incentive Stock has been earned but prior to the date such Incentive Units or Incentive Stock has vested and been distributed to the participant, the participant is entitled to receive a dividend equivalent cash compensation payment as of each distribution date with respect to Units or Stock equal to the participant's number of earned but not vested Incentive Units or shares of Stock as of the record date of such distribution, multiplied by the distribution amount per Unit or share of Stock payable as of such distribution date.

INCENTIVE COMPENSATION

    The Company established a cash bonus incentive compensation plan for executive officers and key officers of the Company and the Management Company beginning in 1994. Under the plan, cash bonuses are awarded to executive officers and key officers covered under the plan based on the achievement of specified targets and goals for the Company. The targets are defined annual percentage increases in funds available for distribution per share. The amount of the cash bonus is based on a formula determined for each officer based on a range of 5% to 70% of base compensation. Payments under the plan for 1999 to the five most highly compensated executive officers are set forth in the "Bonus" column of the "Summary Compensation Table" above.

401(K) PLAN

    The Company and the Management Company are participating employers in the JMB 401(k) Plan. The JMB 401(k) Plan permits the employees of the Company and the Management Company to defer a portion of their compensation, in accordance with the provisions of Section 401(k) of the Code. All employees are limited to deferrals of 10% of pay not to exceed the statutory limit, for 1999, of $10,000. Those deferrals are treated for Federal income tax purposes as employer contributions. In addition, the Company and the Management Company will make a matching contribution of 10% of deferrals. All contributions to the JMB 401(k) Plan are subject to nondiscrimination requirements under the Code. The participating employer contributions other than salary deferrals are subject to a five-year graduated vesting schedule: the nonforfeitable portion for the first year of employment is 20% and for succeeding years is 40%, 60%, 80% and 100%.

    Employees of the Company and the Management Company are eligible to participate in the JMB 401(k) Plan if they meet certain requirements concerning minimum age and period of service. The JMB 401(k) Plan invests all contributions to the JMB 401(k) Plan in accordance with participants' elections among certain investment options provided through a group of mutual funds or other investment vehicles. Distributions from a participant's account are not permitted before age 59 1/2, except in the event of death, disability, certain financial hardships or termination of employment.

    Effective August 1, 1998, future participation in the JMB 401(k) Plan by employees of the Company and the Management Company who are "highly compensated," as defined in Section 414(q) of the Code, was terminated. From and after August I, 1998, such highly compensated employees were eligible to participate in the Urban Shopping Centers Deferred Cash Compensation Plan (the "Deferred Cash Compensation Plan").

CORE RETIREMENT AWARD PROGRAM

    As of January 1, 1995, JMB replaced its prior retirement plan with the Core Retirement Award Program which is administered as part of the JMB 401(k) Plan. Under the Core Retirement Award Program, an employer contribution is made to the account of an Eligible Employee equal to 3% of such employee's total compensation (up to the limit set by the Internal Revenue Service). Such contributions are subject to the same vesting schedule as the JMB 401(k) Plan.

    Effective August 1, 1998, future participation in the Core Retirement Award Program with respect to employees who are "highly compensated," as defined in
Section 414(q) of the Code, is administered as part of the Deferred Cash Compensation Plan.

DEFERRED CASH COMPENSATION PLAN

    The Company and the Management Company are participating employers in the Deferred Cash Compensation Plan adopted by the Company on August 1, 1998. The Deferred Cash Compensation Plan permits eligible employees, being those employees who are "highly compensated," as defined in Section 414(q) of the Code, to defer a portion, not to exceed 25%, of their compensation. In addition, the Company and the Management Company will make a matching contribution of 10% of each participant's deferred compensation, up to a maximum of $1,000 per year or such greater amount as shall be permitted from time to time under Section 402(g) (i) of the Code. All participants under the Deferred Cash Compensation Plan have a nonforfeitable interest in their respective accounts. The employer contributions during 1999 by the Company and the Management Company under the Deferred Cash Compensation Plan with respect to the five most highly compensated executive officers are set forth in footnote 3 to the "Summary Compensation Table" above.

COMPENSATION OF DIRECTORS

    In 1999, the Company paid each of its independent directors an annual fee of $20,000 plus a fee of $1,250 for each quarterly meeting attended (in person or by telephone). Directors who are not independent are not paid any directors' fees. In addition, the Company reimburses all directors for expenses incurred in attending meetings.

    Each independent director then serving was also granted, upon reelection at the 2000 annual meeting, a ten-year option to acquire 1,500 shares of Stock at $32.34 per share (the fair market value on the grant date), and will annually, upon election or reelection, be granted a ten-year option to acquire an additional 1,500 shares at the fair market value on the date of the grant. Such options are not and will not be exercisable until after the first anniversary of the date of the grant.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
  ARRANGEMENTS

    Mr. Dominski and the Company have entered into an employment agreement, which, pursuant to its terms, currently runs through December 31, 2002 and which will be automatically extended for an additional year at the end of each year, subject to the right of either party to terminate by giving 25 months' prior written notice. Pursuant to the agreement, Mr. Dominski is required to devote his entire business time to the Company. The agreement provides for an annual base salary, which may be increased (but not decreased) from time to time, as well as the use of an automobile, an allowance of up to $7,500 annually for tax planning and tax return preparation services and certain additional compensation. Mr. Dominski is also entitled to a bonus if funds available for distribution to shareholders per share for any year exceeds such measure for the immediately preceding year by at least 4%. The bonus may be up to 70% of his annual salary if funds available for distribution exceeds the prior year's amount by 19.2% or more. Pursuant to the employment agreement, all outstanding options for shares of Stock or Units granted to Mr. Dominski shall vest immediately upon his death, permanent disability or termination without cause or upon a "Change in Control." "Change in Control" for purposes of the agreement means (i) the acquisition by any person (other than JMB and its affiliates) of 50% or more of the voting stock of the Company or 20% or more of the voting stock of the Company if such ownership exceeds that of JMB and its affiliates or
(ii) the approval of a merger or consolidation (other than with JMB or its affiliates) resulting in a change in ownership of 20% or more of the voting stock of the Company or sale of all or substantially all of the assets of the Company.

    For information concerning the change in control provisions being triggered under the Urban Shopping Centers' Senior Executive Parachute Plan, see Item 3 in the Statement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Mr. Malkin, Ms. Getzendanner, Mr. Neal and Mr. Segerstrom served as members of the Executive Compensation Committee of the Board during 1999. See the caption "Certain Relationships and Transactions" for a description of certain relationships and transactions between the Company and JMB (of which Mr. Malkin is the Chairman) and its affiliates during 1999.

EXECUTIVE COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    For 1999, the Company's Executive Compensation Committee has based its compensation policy for its executive officers on a variety of factors, including job responsibility, salaries paid to executive officers of other real estate companies similar to the Company and the job experience and performance of such officers. The Company has established a cash bonus incentive compensation plan and the Incentive Unit and Incentive Stock Programs for its executive officers and key employees, which provide, respectively, for cash bonuses of 5% to 70% of base compensation based on the achievement of targeted annual increases in funds available for distribution per share and for the issuance of Units or Stock based on the achievement of targeted levels of annual and cumulative growth in funds available for distribution per share and continued employment by the Company." See "Incentive Compensation" and "Incentive Unit and Incentive Stock Programs" above. Also, the Company has adopted the Option Plan, which authorizes the Executive Compensation Committee to grant options for Stock and Units to the Company's executive officers and other employees at exercise prices determined by the Executive Compensation Committee. See "Option Plan" above. Through these plans and other means, the Executive Compensation Committee intends to maintain strong links between executive officer compensation and corporate and individual performance. For example, in 1999, after taking into account the grant date value of Incentive Units which vested on January 1, 2000 under the Incentive Unit Program and the dividend equivalent cash compensation paid under such Program during 1999 on Units earned but not vested (see "Incentive Unit and Incentive Stock Programs" above), approximately 59% of Mr. Dominski's total compensation as the Company's Chief Executive Officer and between 42% and 53% of the total compensation of the four other most highly compensated executive officers of the Company was incentive-related and based upon the Company's performance.

    It is the Executive Compensation Committee's intention that, so long as it is consistent with the Company's overall compensation objectives, substantially all executive compensation be deductible for Federal income tax purposes.
Section 162(m) of the Code limits the tax deduction for compensation paid to the Company's Chief Executive Officer and the other four most highly compensated officers who are employed at fiscal year end to $1 million per year, unless certain requirements are met. The Executive Compensation Committee believes that the Company's current compensation policies and arrangements will not result in compensation payments that will be non-deductible under Section 162(m) of the Code.

                        EXECUTIVE COMPENSATION COMMITTEE
                            Judd D. Malkin, Chairman
                               Susan Getzendanner
                                  John E. Neal
                              Henry T. Segerstrom

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    During 1999, Urban L.P. formed a series of partnerships (the "Retail Partnerships") with institutional funds advised by Walton Street Capital, LLC ("Walton Street"), an affiliate of Mr. Bluhm, to acquire the retail component of the Houston Galleria, a mixed use development in Houston, Texas, for an aggregate consideration of approximately $375.1 million. The acquisition included an adjacent 14 acre development site and an adjacent strip shopping center of approximately 104,000 square feet. Urban L.P. owns a two-thirds interest in each of the partnerships. As part of the same transaction, the Walton Street advised institutional funds acquired the hotel and office components of the Houston Galleria. The Management Company provides management, leasing and development services for the Retail Partnerships. The Management Company also provides management services for the owner of the office component.

    During 1999, the Management Company provided property management, leasing, development and consulting services for all but two of the Company's properties. During 1999 and the six months ended June 30, 2000, the Company and Urban L.P. incurred an aggregate of $12,205,000 and $9,295,636, respectively, in fees to the Management Company for such services. The Management Company also provides property management, leasing and development services for certain retail properties owned or controlled by JMB and its affiliates. The terms of any such services must be approved by a majority of the disinterested directors of the Management Company. Management fees are generally in the range of 3-6% of collected revenue from the managed property, and leasing fees are generally equal to $2 to $6 per square foot of rented space. For any such development services, the Management Company charges an amount intended to approximate fair market value. During 1999 and the six months ended June 30, 2000, JMB and its affiliates incurred an aggregate of $3,109,000 and $1,409,212, respectively, in fees to the Management Company for management, leasing and development services. In 1999 and the six months ended June 30, 2000, the Management Company received $1,482,000 and $654,672, respectively, in property management, leasing and development fees from MetLife. Mr. Digney, a Director of the Company, is a Senior Vice President of MetLife. In 1999 and the six months ended June 30, 2000, the Management Company received $1,273,000 and $1,038,892, respectively, in fees from Walton Street, an affiliate of Mr. Bluhm, for property management and development feasibility consulting services. In 1999 and the six months ended June 30, 2000, the Management Company received $82,000 and $190,109, respectively, in property management and leasing fees from BRE/Louis Joliet L.L.C., an affiliate of Mr. Schreiber.

    The Company and the Management Company sublease office space from an affiliate of JMB. The total rent paid during 1999 and the six months ended June 30, 2000 under the sublease was $900,000 and $453,750, respectively, of which $450,000 and $225,000, respectively, represented net rent.

    The Management Company provides certain administrative, computer and advisory services to JMB and its affiliates. During 1999 and the six months ended June 30, 2000, the Management Company received $1,590,000 and $888,652, respectively, in payment for such services.

    Pursuant to a corporate services agreement, the Company, Urban L.P. and the Management Company provide one another various managerial, administrative, accounting, investor relations and other services. The corporate services agreement provides for the parties to reimburse one another quarterly for costs incurred under that agreement. During 1999 and the six months ended June 30, 2000, reimbursements incurred pursuant to the corporate services agreement were as follows: by the Company to Urban L.P., $686,000 and $351,584, respectively; by the Company to the Management Company, $61,000 and $28,744, respectively; and by the Management Company to Urban L.P., $275,000 and $87,616, respectively. The Company and the Urban L.P. utilize JMB Insurance Agency, Inc., an affiliate of JMB, to provide insurance brokerage services for their properties and expect to continue to do so in the future. The terms of such services must be approved on an annual basis by a majority of the Disinterested Directors. During 1999, the Company and Urban L.P. incurred an aggregate of $372,000 and $246,287, respectively, to JMB Insurance Agency, Inc. for insurance brokerage services.

    For information concerning the potential or actual conflicts that may arise in connection with the entering into of the Merger Agreement and the transactions contemplated thereby, see Item 3 in the Statement.

                               SECURITY OWNERSHIP

    The following table sets forth the beneficial ownership of the shares of Stock and Unit Voting Stock as of September 25, 2000 for (1) each person who is known to the Company to have been the beneficial owner of more than five percent of the shares of Stock or Unit Voting Stock outstanding on such date, (2) each director and executive officer of the Company and (3) the Company's directors and executive officers as a group. The number of shares of Stock beneficially owned by a person includes shares of Stock into which Units or shares of Unit Voting Stock beneficially owned by the person are exchangeable and shares of Stock issuable with respect to options held by the person which are exercisable within 60 days. Any holder of Units and Unit Voting Stock may exchange one share of Unit Voting Stock together with 24 Units for 25 shares of Stock. The percent of Stock beneficially owned by a person assumes that all shares of Unit Voting Stock and Units held by the person are exchanged for shares of Stock and all options held by the person which are exercisable within 60 days are exercised and that none of the shares of Unit Voting Stock or Units or options held by other persons are so exchanged or exercised. Unless otherwise indicated in the footnotes, all of such interests are owned directly, and the indicated person or entity has sole voting and dispositive power.

                                                                                  SHARES OF      PERCENT OF
                                                                                     UNIT           UNIT
                                                    SHARES OF      PERCENT OF       VOTING         VOTING
                                                      STOCK          STOCK          STOCK          STOCK
                                                   BENEFICIALLY   BENEFICIALLY   BENEFICIALLY   BENEFICIALLY
NAME AND ADDRESS OF BENEFICIAL OWNER(1)               OWNED          OWNED          OWNED          OWNED
---------------------------------------            ------------   ------------   ------------   ------------
Center Partners, Ltd.(2).........................    5,668,989         25.7%       170,389          41.8%
Urban-Water Tower Associates(3)..................    2,267,800         11.3%        90,712          22.2%
Water Tower Associates-I, L.P.(3)................    2,267,800         11.3%        90,712          22.2%
UIDC Holdings, L.P.(3)(4)........................    4,808,045         21.6%       180,848          44.3%
JMB Realty Corporation(2)(3)(4)(5)...............   10,894,059         40.4%       367,916          90.2%
1975 Judd D. Malkin Life Insurance Trust(6)......   11,147,718         42.6%       378,064          92.7%
Old Orchard Limited Partnership (4)(7)...........    1,060,606          5.6%        42,424          10.4%
JMB Properties Co................................      253,659          1.4%        10,146           2.5%
JMB RES Managers, Inc.(17).......................      253,659          1.4%        10,146           2.5%
Wellington Management Company, LLP(8)............    1,155,400          6.8%             0             0%
LaSalle Investment Management, Inc.(9)...........    1,002,816          5.7%             0             0%
Security Capital Group Incorporated(10)..........      969,180          5.5%             0             0%
Lend Lease Rosen Real Estate Securities
  LLC(11)........................................      945,650          5.4%             0             0%
FMR Corp.(12)....................................      919,130          5.2%             0             0%
Morgan Stanley Dean Witter & Co.(13).............      880,620          5.0%             0             0%
Neil G. Bluhm(14)................................   11,147,718         42.6%       378,064          92.7%
James B. Digney(15)..............................       10,500            *              0             0%
Matthew S. Dominski(15)..........................      430,651          2.4%         1,052             *
Susan Getzendanner(15)...........................       10,500            *              0             0%
Judd D. Malkin (6)...............................            0            0%             0             0%
John E. Neal(15).................................       16,400            *              0             0%
Phillip B. Rooney(15)............................       32,289            *              0             0%
John G. Schreiber................................        1,000            *              0             0%
Henry T. Segerstrom(15)(16)......................      605,981          3.3%        23,050           5.7%
James L. Czech(15)...............................      143,068            *          2,223             *
Ross B. Glickman(15).............................            0            0%             0             0%
Adam S. Metz(15).................................      110,434            *              0             0%
Joseph M. Shrader(15)............................       27,938            *              0             0%
All directors and executive officers as a group
  (13 persons)...................................   11,518,297         42.2%       404,389          99.1%

------------------------

*   less than 1%

(1) Unless otherwise noted, the address for each of the persons or entities is 900 North Michigan Avenue, Chicago, Illinois 60611.

(2) Center Partners, Ltd. is a limited partnership, the sole general partner of which is JMB.

(3) Urban-Water Tower Associates is a general partnership, the general partners of which are UIDC Holdings, L.P. and Water Tower Associates-I, L.P. JMB is the sole general partner of UIDC Holdings, L.P. and the sole general partner of Water Tower Associates-I, L.P.

(4) UIDC Holdings, L.P. is a limited partnership, the managing general partner of which is JMB.

(5) JMB/Miami Investors, L.P. owns 16,681 shares of Unit Voting Stock and 273,067 Units. Miami Associates L.P. owns 127,277 Units. JMB is the beneficial owner of 75% of the stock of the general partner of JMB/Miami Investors, L.P. and Miami Associates L.P. The securities owned by JMB/Miami Investors, L.P. are pledged as security for a loan from a bank. JMB Properties Company owns 10,146 shares of Unit Voting Stock and 243,513 Units. JMB is the beneficial owner of substantially all of the partnership interests in JMB Properties Company.

(6) The 1975 Judd D. Malkin Life Insurance Trust, the co-trustees of which are Judd D. Malkin, Barry A. Malkin, Stephen J. Malkin, and Randi Steinberger, may be deemed to beneficially own and to share voting and dispositive power with respect to the shares of Stock and Unit Voting Stock beneficially owned by JMB. The 1975 Judd D. Malkin Life Insurance Trust is a significant stockholder of JMB and JMB RES Managers, Inc. The 1975 Judd D. Malkin Life Insurance Trust disclaims beneficial ownership of the shares of Stock and Unit Voting Stock beneficially owned by JMB and JMB RES Managers, Inc.

(7) The sole general partner of Old Orchard Limited Partnership is UIDC Holdings, L.P.

(8) Information with respect to beneficial ownership of Wellington Management Company, LLP is included herein in reliance on a Schedule 13G dated
    February 9, 2000 filed by Wellington Management Company, LLP with the Securities and Exchange Commission. The Schedule 13G indicates that Wellington Management Company, LLP, in its capacity as investment advisor, may be deemed the beneficial owner of 1,155,400 shares of Stock which are owned by numerous of its investment advisory clients and that no such client is known by it to own more than five percent of the Stock. The address of Wellington Management Company, LLP is 75 State Street, Boston, Massachusetts 02109.

(9) Information with respect to beneficial ownership of LaSalle Investment Management, Inc. is included herein in reliance on a Schedule 13G dated February 9, 2000 filed by LaSalle Investment Management, Inc. with the Securities and Exchange Commission. The Schedule 13G indicates that its affiliate, LaSalle Investment Management (Securities), L.P., in its capacity as investment advisor, may be deemed the beneficial owner of 1,002,816 shares of Stock which are owned by its investment advisory clients, and that no such client is known by it to own more than five percent of the Stock except for Pensioen Fonds PGGM. The address of LaSalle Investment Management, Inc. is 200 East Randolph Drive, Chicago, Illinois 60601.

(10) Information with respect to beneficial ownership of Security Capital Group Incorporated is included herein in reliance on a Schedule 13G dated
    February 15, 2000 filed by Security Capital Group Incorporated with the Securities and Exchange Commission. The Schedule 13G indicates that Security Capital Group Incorporated is the beneficial owner of 969,180 shares of Stock which are owned by its subsidiary, Security Capital Global Management Group Incorporated. The address of Security Capital Group Incorporated is 125 Lincoln Avenue, Santa Fe, New Mexico 87501.

(11) Information with respect to beneficial ownership of Lend Lease Rosen Real Estate Securities LLC is included herein in reliance on a Schedule 13G dated February 14, 2000 filed by Lend Lease Rosen Real Estate Securities LLC with the Securities and Exchange Commission. The Schedule 13G indicates that Lend Lease Rosen Real Estate Securities LLC, in its capacity as investment adviser, may be deemed the beneficial owner of 945,650 shares of Stock which are owned by certain separate accounts which it advises. The address of Lend Lease Rosen Real Estate Securities LLC is 1995 University Avenue, Berkeley, California, 94704.

(12) Information with respect to beneficial ownership of FMR Corp. is included herein in reliance on a Schedule 13G dated February 14, 2000 filed by FMR Corp. with the Securities and Exchange Commission. The Schedule 13G indicates that Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp., is the beneficial owner of 775,930 shares of Stock and that Fidelity Management Trust Company is the beneficial owner of 143,200 shares of Stock as a result of acting as investment adviser to various investment companies and that no person is known by it to own more than five percent of the Stock. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

(13) Information with respect to beneficial ownership of Morgan Stanley Dean Witter & Co. is included herein in reliance on a Schedule 13G dated February 4, 2000 filed by Morgan Stanley Dean Witter & Co. with the Securities and Exchange Commission. The Schedule 13G indicates that Morgan Stanley Dean Witter & Co. may be deemed the beneficial owner of 880,620 shares of Stock in accounts managed by it on a discretionary basis and that no such account holds more than five percent of the Stock. The address of Morgan Stanley Dean Witter & Co. is 1585 Broadway, New York, New York.

(14) Mr. Bluhm may be deemed to beneficially own and to share voting and dispositive power with respect to the shares of Stock and Unit Voting Stock beneficially owned by JMB and JMB RES Managers, Inc. Mr. Bluhm is the President and a significant stockholder of JMB and a significant stockholder of JMB RES Managers, Inc. Mr. Bluhm disclaims beneficial ownership of the shares of Stock and Unit Voting Stock beneficially owned by JMB and JMB RES Managers, Inc.

(15) Includes, with respect to Ms. Getzendanner and Mr. Digney, options to acquire 10,500 shares of Stock each, with respect to Messrs. Rooney and Segerstrom, options to acquire 4,500 shares of Stock each, and, with respect to Mr. Neal, options to acquire 7,500 shares of Stock. See "Executive Compensation--Compensation of Directors." Includes, with respect to Messrs. Dominski, Czech, Glickman, Metz and Shrader, options as set forth under "Executive Compensation--Aggregated Option Exercises in 1999 and Year-End Option Values." Also includes, with respect to Messrs. Czech, Metz and Shrader, 14,452, 21,018 and 4,132 shares of Stock respectively, which are being held in a trust until the expiration of specified deferral periods and which such persons may withdraw prior to the end of such deferral periods upon payment of a penalty.

(16) Shares are beneficially owned by Mr. Segerstrom personally, by the Segerstrom Community Property Trust of which Mr. Segerstrom is a co-trustee and by Henry T. Segerstrom Properties LLC, a limited liability company owned by Mr. Segerstrom. Mr. Segerstrom's address is c/o Fashion Square Venturers, P.O. Box 25738, Santa Ana, California 92799.

(17) JMB Properties Company owns 10,146 shares of Unit Voting Stock and 243,513 Units. JMB Properties Company is a general partnership the managing partner of which is JMB RES Managers, Inc. The other general partner of JMB Properties Company is JMB Real Estate Services, L.P., the sole general partner of which is JMB RES Managers, Inc.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires the Company's directors, certain of the Company's officers, and beneficial owners of more than 10 percent of the Company's outstanding Stock, to file reports of ownership and changes in ownership of the Company's Stock with the Securities and Exchange Commission and to send copies of such reports to the Company. Based solely upon a review of such reports and amendments thereto furnished to the Company and upon written representations of certain of such persons that they were not required to file certain of such reports, the Company believes that no such person failed to file any such report on a timely basis during 1999, except that Joseph M. Shrader and John E. Neal each filed one report covering one transaction, which reports were not filed on a timely basis.